Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of
Subject Company: 1-10294

On April 20, 2005, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the first-quarter 2005 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, telephone (504) 533-3333, Attention: Corporate Communications Department.

A copy of the transcript of the call follows:

C O R P O R A T E   P A R T I C I P A N T S

Mike Rowen
Capital One - VP, IR

Richard Fairbank
Capital One - Chairman & CEO

Gary Perlin
Capital One - EVP & CFO

P R E S E N T A T I O N

Operator

Good day, everyone, and welcome to the Capital One first-quarter 2005 earnings conference call. Today's call is being recorded. (OPERATOR INSTRUCTIONS). And now I would like to turn the call over to Mr. Mike Rowen, Vice President of Investor Relations. Mr. Rowen please go ahead, sir.

Mike Rowen - Capital One - VP, IR

Thank you, Rufus, and welcome, everyone, to Capital One's first-quarter 2005 earnings conference call. In addition to the press release and financials released today, we have included a presentation summarizing the first-quarter 2005 results. With me today is Mr. Richard Fairbank, Capital One's Chairman and Chief Executive Officer, and Mr. Gary Perlin, Capital One's Executive Vice President and Chief Financial Officer who will walk you through this presentation. To access a copy of the presentation, please go to Capital One's website at www.capitalone.com, click on "Investors", then click on "Quarterly Earnings Release". You will find the presentation in the first-quarter 2005 earnings release.

The Company generates earnings from its managed loan portfolio, which includes both on balance sheet loans and off-balance sheet securitized loans. For this reason, the Company believes the managed financial measures and related managed metrics to be useful to stakeholders. In compliance with Regulation G of the Securities and Exchange Commission, the Company is providing a numerical reconciliation of managed financial measures to comparable measures calculated on a reported basis using Generally Accepted Accounting Principles. For more information, please see the schedule titled "Reconciliation to GAAP Financial Measures" attached to the press release filed with the SEC on Form 8-K earlier today.

Forward-looking information. Please note that the following materials containing information regarding Capital One's financial performance speak only as of the particular date or dates indicated in these materials. Capital One does not undertake any obligation to update or revise any of the information contained herein whether as a result of new information, future events or otherwise.

Certain statements in this presentation and other oral and written statements made by the Company from time to time are forward-looking statements, including those that discuss strategies, goals, outlook or other nonhistorical matters including the benefits of the business combination transaction involving Capital One and Hibernia Corporation and the Company's new plans, objectives, expectations and intentions, or project revenue, income, returns, earnings per share or other financial measures for Capital One or the new Company. To the extent any such information is forward-looking, it is intended to fit within the Safe Harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including among other things continued intense competition from numerous providers of products and services which compete with our businesses; an increase or decrease in credit losses; financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending and repayments; changes in our aggregate accounts or consumer loan balances and the growth rate and composition thereof; changes in the reputation of the credit card industry and/or the Company with respect to practices and products; our ability to continue to securitize our credit card and other consumer loans, and to otherwise access the capital markets at attractive rates and terms to fund our operations and future growth; our ability to successfully continue to diversify our assets; losses associated with new products or services or expansion internationally; the Company's ability to execute on its strategic and operational plans; any significant disruption in our operations or technology platform; our ability to effectively control our costs; the success of marketing efforts; our ability to execute effective tax planning strategies; our ability to recruit and retain experienced management personnel; the ability to obtain regulatory approvals of the Capital

One/Hibernia transaction on the proposed terms and schedule; the failure of Hibernia stockholders to approve the transaction; the risk that the business will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, and other factors listed from time to time in reports we file with the Securities and Exchange Commission, the SEC, including but not limited to factors set forth under the caption, "Risk Factors" in our annual report on Form 10-K for the year ended December 31st, 2004, and any subsequent quarterly reports on Form 10-Q.

You should carefully consider the factors discussed above in evaluating these forward-looking statements. All information in the slides is based on the consolidated results of Capital One Financial Corporation. Further information about Capital One can be obtained from the Corporation's public filings with the SEC. A reconciliation of any non-GAAP financial measures included in this presentation can be found in the Company's most recent Form 10-K or Form 10-Q and certain quarterly financial results available on the Company's website at www.capitalone.com in "Investor Relations" under "About Capital One" based on new information or otherwise.

Some additional information about the Capital One/Hibernia transaction. In connection with the proposed merger between Capital One and Hibernia Corporation, Capital One will file with the Securities and Exchange Commission, the SEC, a registration statement on Form S-4 that will include a proxy statement from Hibernia that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement prospectus to its stockholders. Investors and security holders are urged to read the proxy statement and prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus when available and other related documents filed by Capital One/Hibernia with the SEC at the SEC's website at www.sec.gov. The proxy statement/ prospectus when it is available and the other documents may also be obtained for free by accessing Capital One's website at www.capitalone.com under the tab "Investors" and then under the heading, "SEC and Regulatory Filings" or by accessing Hibernia's website at www.hibernia.com under the tab "About Hibernia" and then under the heading "Investor Relations-SEC Filings." Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may under the rules of the SEC be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about Capital One's executive officers and directors in its definitive proxy statement filed with the SEC on March 21st, 2005. You can find information about Hibernia's executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia.

With that, I will turn it over to Rich.

Richard Fairbank - Capital One - Chairman & CEO

Thanks, Mike. I will begin my remarks on slide three of the first-quarter 2005 results presentation. Capital One posted diluted earnings per share of $1.99 in the first quarter, up 8% from the first quarter of 2004. Our managed ROA of 2.04% continues to demonstrate our sustained bottom-line earnings power.

Managed loans ended the quarter at $81.6 billion, up almost $10 billion from the prior year quarter, including about $2.8 billion in managed auto loans added through the acquisition of Onyx Acceptance Corporation.

Diversification continues to contribute meaningful loan growth and profits. Our diversification businesses accounted for 43% of our managed loans as of March 31st, 2005 and contributed 21% of first-quarter profits. At the end of the first quarter of 2004, these percentages stood at 37% of managed loans and 18% of profits. We continue to profitably grow our existing Global Financial Services and Auto Finance businesses, and we added new origination capabilities and assets in the quarter as we closed the acquisitions of Onyx, Hfs Group, eSmartloan and InsLogic. I will discuss growth and profitability by segment in a few moments.

Credit quality and margins continue to be strong and stable, and the managed 30 plus delinquency rate is at its lowest level in almost 10 years. And the delinquency -- excuse me, and the liquidity and capital strength of our balance sheet ended the quarter as solid as ever.

As most of you know, we entered into a definitive agreement to acquire Hibernia Corporation during the first quarter, and I will briefly review this transaction in just a moment. But first I would like to review our trajectory and expectations excluding Hibernia which I will do now on slide four.

This slide once again shows how our strategy and results position us for continuing success in 2005 across three key dimensions -- managed loan growth, ROA and diversification. We continue to believe that our strategy will deliver long-term value through solid loan growth with a strong ROA, while diversification adds stability and long-term growth potential to our business. Excluding the impact of the Hibernia acquisition, we expect the 12 to 15% loan growth rate for 2005 with our U.S. Card business growing in line with the industry and our Auto Finance and Global Financial Services businesses growing faster than U.S. Card. We expect a continuing bias towards lower loss assets in our overall managed loan portfolio. I will discuss our growth prospects in more detail in a few minutes.

We expect managed ROA to be between 1.7 and 1.8% for the year as modest declines in revenue margins are more than offset by improvements in expenses as a percentage of managed loans. Remember we continue to expect some quarter to quarter variability in this metric. Finally, we expect to diversify our assets, liabilities and profits in 2005 as we have been doing for several years.

Turning to slide five, the Hibernia acquisition we announced earlier in the quarter will add strength to our results and accelerate our already solid trajectory. Slide five summarizes the Hibernia transaction and its key strategic benefits. Hibernia is the leading bank in Louisiana and has a strong growth platform in Texas, one of the most attractive growth markets for banking in the United States. Capital One is acquiring Hibernia for about $5.3 billion, structured to be approximately 55% stock and 45% cash. This purchase price represents a multiple that is in line with similar transactions. We expect the transaction to be accretive to earnings in 2007.

Herb Boydstun will continue to be President of Hibernia, and he will report directly to me. Herb expects to retain his management team, and we're excited to welcome Herb, the Hibernia team and Hibernia's customers to Capital One. We expect to close the transaction in the third quarter of 2005.

We have talked quite a bit over the last couple years about our consumer financial services vision of combining national scale lending with local scale deposits. As we discussed in our acquisition announcement on March 7, we believe that the acquisition of Hibernia propels us squarely toward the bull's eye of this vision.

With Hibernia we expect that our already strong funding will be even more diversified, more resilient and lower cost over time. We expect that additional assets and channels will drive continuing diversification and loan growth. The combined Company will have a lower overall risk profile and will be very well positioned in the consolidating national consumer financial services market, as well as in the consumer and commercial markets in Hibernia's regional footprint. This is a powerful transaction that enhances Capital One's ability to deliver strong and stable growth and returns.

Slide six summarizes our EPS guidance for 2005. We continue to expect that 2005 diluted earnings per share will be between $6.60 and $7.00. This assumes that we complete the Hibernia acquisition as expected and incorporates pro rata Hibernia earnings based on I/B/E/S estimates. It also includes the issuance of additional Capital One shares in conjunction with the conversion of the mandatory convertible security next month, as well as the Hibernia acquisition later in the year.

In summary Capital One accomplished much in the first quarter of 2005 as we delivered solid results, maintained our strong trajectory and signed a definitive agreement to acquire Hibernia.

Now Gary will review our financial performance in the quarter.

Gary Perlin - Capital One - EVP & CFO

Thanks, Rich, and good evening, everyone. Please turn to slide eight and the managed income statement. As a reminder, this slide provides for each line item paired up for the quarter just ended, the previous quarter and the first quarter of 2004. I will primarily focus on the year-over-year changes.

The key driver behind net income this quarter was revenue growth. Revenue in the first quarter of 2005 increased $199 million or 7% year over year. The growth in net interest income was driven by higher average loan balances. The increase in non-interest income was driven by increased revenues generated in the GFS segment including businesses acquired during the first quarter offset by $12.4 million in costs related to the extinguishment of remarketed notes in connection with our mandatory convertible security Rich just mentioned.

Net charge-offs were down $15 million year-over-year. At the same time, provision expense rose because the reported allowance release is $35 million less in the first quarter of '05 than the amount released in the first quarter of '04. More on the allowance in a moment.

Marketing expenses increased $57 million in the first quarter of 2005 as compared to the year ago quarter and as expected was down significantly from the fourth quarter of 2004. We expect full-year marketing expense in 2005 to be similar to that in 2004.

Operating expenses in the first quarter of 2005 were $1.02 billion, up $46 million or 5% year-over-year. First-quarter operations costs also included $40 million associated with Capital One's newly acquired businesses which were more than offset by the higher revenues I mentioned a moment ago. Onetime restructuring charges in the first quarter of 2005 were almost entirely offset by better-than-expected proceeds from the sale of our Tampa facility. Our expectation for restructuring charges related to corporatewide cost initiatives announced in 2004 is approximately $40 million for the remainder of 2005. These will continue to show up in the operating expense line.

We expect most of these restructuring costs to be incurred in the second quarter of 2005. Additionally the second quarter will have some conversion costs arising from an auto loan portfolio acquisition which Rich will mention in a moment, as well as the first full quarter impact of costs associated with the acquisitions which closed during the first quarter. All told year-over-year quarterly net income after taxes was up 12%, diluted earnings per share was up 8% and managed ROA was stable.

Turning to slide nine, I would like to quickly review provision expense and revenue recognition experienced in the quarter. Consistent with previous presentations, the comparison on this slide is between the quarter just ended and the previous quarter.

Let's start with the provision for loan losses that you saw on the previous page. Provision expense for managed loans was down $189 million or 20% driven by the seasonal shift from an allowance build in the fourth quarter of '04 to a release in the current quarter.

Moving to the allowance and the factors which drive it, the reported net charge-off rate decreased to 3.46% from 3.82% driven primarily by expected seasonal patterns. The ratio of reported dollar balances delinquent 30 days or more declined to 3.47% from 3.85% driven by the same expected seasonality. These credit factors, coupled with the slight decline in the volume of on balance sheet loans, drove an allowance release of $65 million in the quarter. For 2005 we continue to expect a net allowance build for the year inclusive of the first quarter, but excluding the effects of the Hibernia transaction.

Now turning to revenue recognition, the level of amounts billed to customers but not recognized as revenue in the first quarter was down from the prior quarter. $244 million was billed to customers in the first quarter of '05 but not recognized as revenue. This revenue suppression amount was down $33 million or 12% from the fourth quarter of '04 reflecting improving credit and collectibility.

Now let's turn to slide 10 and talk about credit trends. Slide 10 shows managed charge-offs on the left graph, and the percentage of managed loans 30 days or more delinquent on the right graph. The first quarter of '05 managed charge-off rates improved by 24 basis points from the previous quarter to 4.13% in line with seasonal expectations. The 70 basis point improvement year-over-year is a reflection of the longer-term trend toward improving credit performance.

The monthly charge-off rate picked up by 39 basis points in March to 4.35% driven primarily by two factors. First, we brought Onyx charge-off policies in line with those of Capital One Auto Finance, which had a 20 basis point impact on the one-month corporate charge-off rate. And second, the seasonal uptick in delinquencies reported in the third quarter of '04 rolled through the charge-off this quarter.

Moving to the delinquency graph on the right, this metric has been modestly declining since the second quarter of 2004 which suggests that charge-off performance will continue to be strong. We typically expect delinquencies to improve in March, and in March 2005 delinquencies improved by 37 basis points to end the first quarter at 3.45% . Looking ahead we expect continued strong credit performance with our quarterly managed charge-off rate remaining below 4.25% through the rest of the year excluding Hibernia.

Finally, let's turn to slide 11 where you will see that Capital One's growing profitability is complemented by the continued strength of our balance sheet. Assets continue to grow at a consistent pace, capital is at an all-time high, and we have maintained strong levels of liquidity. All these factors combined with strong market demand for Capital One paper maintain and build the strength of our balance sheet.

With that, I will turn the presentation back to you, Rich.

Richard Fairbank - Capital One - Chairman & CEO

Thanks, Gary. I will begin the segment update on slide 13. Slides 13 through 15 show results for our three business segments. Each slide shows profits, managed loans, charge-offs and delinquencies.

Beginning on slide 13, our U.S. Card business posted strong first-quarter profitability, resulting from strong credit performance and continuing improvements in operating efficiency across the portfolio. Managed loans declined seasonally by about $2 billion or 4% from the first quarter of 2004, which is in line with our expectations.

In 2004 we grew U.S. Card loans by 5%, while the overall card industry grew by 4 to 4.5% . This year we expect U.S. Card growth to be in line with the industry rather than at a slightly faster pace. We are confident in our growth prospects for U.S. Card in 2005. We have diversified our mix of upmarket products and now have strong plays in several customer segments including rewards, transactors and our traditional low-risk revolver segment.

Finally, the graphs on the bottom of the page show the continuing strength and improvement in U.S. Card credit quality. The factors that drive strong credit performance in U.S. Card includes the continuing effectiveness of our underwriting and credit risk management practices, our continuing bias toward lower loss assets, our move upmarket within our sub-prime business, and generally favorable consumer economic trends. Our U.S. Card business continues to navigate a challenging competitive environment to deliver prudent growth, strong profitability and excellent credit performance.

The results of our Global Financial Services or GFS business are shown on slide 14. Profits in the quarter are up 38% from the prior year quarter and reflect strength across our portfolio of GFS businesses. The growth in profits results from strong year-over-year loan growth and relatively stable revenue margin. Managed loans are up 23% from the first quarter of last year, including about 3% from foreign exchange gains. Sequential growth rate in the quarter was seasonally slower at about 2%, including a negative 1% foreign exchange impact. We continue to expect a healthy GFS loan growth rate in 2005.

In our domestic GFS businesses, we expect little to no growth in installment loans due to the rising interest rate environment. We expect small business to continue its strong loan growth trajectory, and we expect smaller domestic GFS businesses to gain threshold scale and continue to grow.

Remember one of our promising new businesses is Capital One Home Loans formed by the acquisition of eSmartloan. Because this is a brokerage business model, strong growth in originations does not show up in loan growth metrics but is already delivering bottom-line profits. Internationally UK loan growth slowed a bit in the quarter, but product innovation across the full risk spectrum and healthy account growth continue and are expected to increase loan growth later in 2005.

GFS charge-offs and delinquencies are up for the quarter, primarily due to a temporary understaffing of collections in the UK which has since been addressed.

On the integration front, the ongoing integrations of Hfs Group, eSmartloan, and InsLogic are proceeding smoothly and as expected.

In summary, Global Financial Services continues to deliver profits and loan growth while effectively expanding our portfolio of diversification business.

Turning to slide 15, you will see that our Auto Finance business delivered strong loan growth and credit performance along with solid profitability in the first quarter. First-quarter profits of $35.6 million were driven by loan growth -- excuse me, strong credit performance and continuing operating efficiency and scale gains. The first-quarter profit numbers include charges and integration costs associated with the acquisition of Onyx.

Managed loans grew $3.3 billion in the first quarter. The Onyx acquisition accounted for about $2.8 billion in loans and 275,000 customer accounts. Excluding Onyx, our managed auto loans would have grown by about $500 million, which is in line with our expectations.

After the close of the quarter, we completed the acquisition of KeyBank's approximately $650 million non-prime auto portfolio. These loans will be included in the second-quarter loan growth. Like Onyx, this transaction brings us more than the portfolio of loans. We also acquired models, data, dealer relationships and proven sales people with particular strength in the Northeast and Northwest. This adds to our geographic coverage and further strengthens our indirect channel origination capabilities.

We did not have any loan sales in the first quarter, but we will periodically sell auto loans to maintain access to this funding channel. Accordingly, we sold $250 million in non-prime auto loans in April, and this will appear in our second-quarter results.

Charge-offs and delinquencies both improved markedly in the quarter. Charge-offs and delinquencies improved because of the addition of the lower loss, lower delinquency Onyx portfolio, and also because of expected seasonality and favorable industry and economic trends.

As Gary mentioned, charge-offs would have improved further if not for the onetime impact of bringing Onyx charge-off recognition practices in line with the rest of Capital One Auto Finance. The onetime impact on auto charge-offs was 42 basis points. Without this onetime change, auto charge-offs would have been 2.47% rather than 2.89% .

Capital One Auto Finance delivered strong results across the board and passed the 1 million account milestone in the first quarter. We believe that Capital One Auto Finance is well-positioned to continue as a consolidation force in the Auto Finance industry. We have several competitive advantages, and it is worth tallying them here for a second.

We can leverage our full credit spectrum capability; our multichannel origination platform; our innovative products, like our Blank Check product; our strong marketing and credit risk management capabilities; our growing national scale and our leading national brand.

I will close on slide 16. As you have seen today, Capital One delivered strong first-quarter results while building an even stronger Company. First-quarter results showed solid loan growth, solid credit performance, stable margins and a rock solid balance sheet.

Moving beyond the quarter, our trajectory remains solid and positions us to deliver 12 to 15% loan growth, improving bottom-line profitability and as a result sustained earnings power in 2005. And all the while we're building a stronger lower risk company, both through our continuing diversification and through the announced acquisition of Hibernia. Our strategy and results position us to deliver on our 2005 expectations and to continue to create long-term value as a diversified national scale lending local scale deposit bank.

Now Gary and I will be happy to answer your questions.

Mike Rowen - Capital One - VP, IR

Thanks, Rich. We will now start the Q&A session. If you have any follow-up questions after the Q&A session, the Investor Relations staff will be available after the call. Rufus, please start the Q&A session.

Q U E S T I O N   A N D   A N S W E R

Question From Caller

Can you talk about your view of the potential for rebounding U.S. credit card demand given that we still have not seen that? And then how you think you can get to the midteens to your loan growth target with the UK slowing down as well, and any commentary on whether you would supplement any weakness in those areas with stronger auto growth during the course of the year, and any comments on the competition from the auto captives given some of the problem-type profile problems they are facing right now? Thanks.

Richard Fairbank - Capital One - Chairman & CEO

Okay, Bruce, well, I think we are certainly enjoying the benefit of a diversified portfolio. With all this good work we did to build a diversified company, we often sit back and reflect on the benefits of that. It allows us to continue to be very selective to pursue those segments in every business that we are in where we see above hurdle returns, and we continue to be very bullish about our growth opportunities overall.

The card business continues to be very competitive, of course, and you know when you talk about the potential for U.S. credit card demand to go up, I think that -- while I'm certainly not an expert on that, I would say that our folks are generally rooting for interest rates. The card guys are sort of rooting for interest rates to go up in the sense that I think it would probably lead to less erosion from other mortgage-based products and so on.

But still we have not projected any rebound in the U.S. credit card market place, and we continue to believe that it will be the kind of thing that we have seen in the recent past.

With the UK slowing down -- I mean the UK has been ferociously growing over time. I think that in the quarter things were pretty slow, but if we pull back overall in the UK, there used to be a great growth opportunity, and I would not probably take too much stock in the particular quarter there.

The auto business, your question about the issues with GM and Ford, I think that intuitively when companies like GM announce that they are going to significantly back off of financing incentives, that we would think that that would be a good thing for us. But to be honest with you we have seen them announce that in the past and not really be able to do it. So we certainly have not forecasted any positives that comes from that.

But I think, Bruce, if we pull up overall, we look around our business while we have installment loans that is probably struggling the most to grow. You see the card business in the competitive marketplace, but you know it was solid growth. And then we see in most of the rest of our portfolio really strong growth opportunities, which in the aggregate causes us to continue to look to the 12 to 15% growth rate for the Company.

Question from Caller

Good afternoon. You guys closed a number of acquisitions in the quarter. I was wondering if you could tell us any dilution from those deals in the current quarter or the outlook for dilution from those deals for this year? I was just wondering if you could kind of give us the trend on your home equity loan originations as that is potentially a big business over the long run?

Gary Perlin - Capital One - EVP & CFO

It is Gary. I will be glad to take that. Most of the transactions which have closed during this quarter, of course, have been on stream with us for just a month or two, but I can tell you there has been no dilution from any of those businesses over the course of the quarter in the sense that our revenues have outstripped expenses. Remember many of these businesses are brokerage-oriented businesses, so they are not capturing the kinds of costs we have when we build businesses where it goes on the balance sheet and we need to build a reserve.

So good start. These were profitable businesses when we bought them, and they are continuing to perform extremely well.

As far as the growth trajectory, certainly as Rich mentioned, we are looking to build and then build on the threshold scale that exists in each of these businesses. And with our home equity business in Capital One home loans, we are already starting to see that growth occur as we have been growing the sales force and building on this scale that we began with. So so far no dilution, and we expect that we are going to be able to get some good earnings boost from these businesses over time.

Question From Caller

Good evening. Rich, I have the same question every quarter, but this quarter it seems like it is even more poignant than usual. The U.S. Card business, the dynamics there I think we are hearing -- if I read these comments correctly or listen to your comments correctly -- that you are backing off your ability to grow faster than the industry this year. I'm wondering if that sort of with the part of the cycle that we are at right now, it seems like rates have gone up, but a lot of your competitors may not actually respond so rationally initially, and you may see a little bit of what I think you have termed in the past a response rate brownout as consumers are used to getting lower rates and they start to get higher rates they just don't respond.

So I'm wondering is that part of the reason you seem to be backing off the card growth this year? And then longer-term, what should we expect for '06 and '07 and beyond in the U.S. Card business? Can Capital One compete with the larger banks and still share in a different interest rates cycle like it has in the past?

Richard Fairbank - Capital One - Chairman & CEO

Thank you, Chris. Great question. We lowered our expectations for U.S. Card growth relative to industry growth based on our assessment of the U.S. Card market environment today. And while all the issues that you mentioned are certainly factors that make for a competitive environment, I think the actual specific reason that we lowered our expectation relative to the industry growth relates to our choices that we have made not to compete in certain subsegments of the market. And let me explain that Chris to you a little bit.

In certain subsegments of today's market, we see aggressive pricing and other marketing practices that in our assessment make these subsegments unattractive at this point. We don't think issuers will be able to sustain appropriate returns in these subsegments without compromising either long-term customer loyalty or credit or both, and we are not willing to make these compromises.

So our choice is to pull back from these areas and to focus our efforts on the significant majority of the card market where we see more attractive, more sustainable returns that are consistent with building a long-term customer franchise. And in these parts of the market, we expect to grow and take market share and do all the things that have lead us to be successful over all these years.

So in some way this is not particularly newsworthy what I'm saying because this is what we have been doing for 16 years in the sense of looking at segments, micro segments, you know, and assessing the fundamental competitive dynamics and also really ensuring when we take our long-term perspective that the business we are booking will in a term that we always use internally, will be consistent with growing a franchise. And I think that in some of the segments -- some of the segments the aggressive pricing and practices I think if one stands back and said, we want to do this if we can, you know, get customers that will stay, as opposed to customers that will leave, and doing it on our terms, there are just certain segments that does not work right now for.

So our bullishness about the whole card business continues exactly as it has been. We just want to acknowledge there are just some segments now, and it is not the first time this has happened, where I would put another way the market clearing price, when you consider all the factors is below water.

Now longer-term in '06 and '07, I think first of all the card business as an industry continues to gain share from cash and checks. I think it's on a great macro trend, albeit not tremendous double digit growth, but it is certainly a good business structure.

I think that we are -- I have always said that while I don't welcome all the competition, that we have in a highly consolidated industry, of all the things that one needs in this consolidated industry, the most important one to me is the ability to leverage basically IBS, the ability to micro segment, to innovate, to go quickly out with leading products to obsolete those products, move on and so on.

We are very bullish about our ability to do this. We believe we continue to have a competitive advantage in this space. But, of course, we have big players that are investing heavily, too. So we continue to be bullish about the business, and we just wanted to flag to you that we are being a little bit selective right at the moment relative to our '05 growth.

Question From Caller

Gary, I wonder if you could provide some color around the uptick in the net interest margin in the quarter, the 17 basis point improvement, and give us some sense as to whether you expect further improvements in the net interest margin, that's the managed net interest margin going forward?

Gary Perlin - Capital One - EVP & CFO

Sure, Brad, and as I indicated over the last couple of quarters, we have been seeing some real improvement in the efficiency of our business. And with looking at our net interest margin, we have got a continued diversification of our businesses, but not to the extent that we are seeing a decline in the revenues, and we are achieving continuing improvements in our cost of funds.

So that is kind of what is coming on in the net interest margin. We have also been able to improve on our collectibility of fees, which you will remember shows up in the net interest margin, and it is that increased collectibility that is leading to the reduced suppression amount as well. We are quite comfortable with the level of net interest margin that we have now, and I think we have no reason to believe that we are going to see significant movements from here.

Question From Caller

I'm just trying to reconcile the big marketing spend in Q4 with kind of what is now a realization that the U.S. Card market is challenging to grow faster in the industry. What -- were there other investments? I understand it is a bigger diversified company today. But those two things seem at odds this evening.

Richard Fairbank - Capital One - Chairman & CEO

I think the big marketing spend in Q4 is independent of the selectivity that I'm talking about relative to certain subsegments, which by the way represent a minority of the business in the credit card business. That is something that I still wanted to flag as we have from time to time about how we pullback from certain parts of the business.

Let me comment about the big marketing spend in Q4. A significant majority of that was indirect mail and includes the rollout of several products, prime lock, no hassle miles, island giveaway. All of these rollouts are very much consistent with targeting the various segments that I am talking about that we are going after aggressively as opposed to where we believe the market clearing price at the moment is below water.

Many of these products that we market heavily in the fourth quarter don't bring in large balance transfers. They are really low attrition products designed to ramp balances over the long haul. So they are not characterized by immediate boosts in balances. And consistent with our overall focus that I talked about earlier of building a long-term franchise, you know this is very much where we think the greatest growth opportunity is.

And additionally an important minority of the spend that we did in the fourth quarter was related to brand advertising, which is building a long-term strategic asset for Capital One. And, of course, as you know, we believe it's a very important pillar in our strategy going forward, and frankly, Capital One and a few banks are separating from the pack and creating a national brand identity.

So that is what the fourth -- everything that the fourth quarter was all about is very consistent with where we are going as a company in pursuit of the best opportunities in the credit card business, as well as building and putting us in the best position to be a diversified national financial services company.

Question From Caller

I wanted to add strategically now that you've got the diversified product suite, how are you going about trying to kind of maximize either cross-sell or kind of cross-fertilization between the different divisions? Obviously you have an auto loan. You've got a significant amount of information on the customer to go after them with either a credit card, mortgage or other type of product. Can you help us out with that?

Richard Fairbank - Capital One - Chairman & CEO

Yes, Mike. It is a funny thing. You know the Holy Grail of cross-sell has been talked about for so many years in financial services. And in some ways you know it has been a lot of hype, and one has wondered how many companies are really delivering on it.

One thing that I can do is share with you my experience of doing this for 16 years. And that is that cross-sell is a very differentially advantaged play relative to originating out in the general marketplace. We have seen virtually every time we do it, we market any one of our products to anyone of our other customers, we get better response rates, better credit quality and a better attrition performance over time. And, of course, that is consistent intuitively with what building a multiproduct franchise is all about.

But while I think that we have been good at it, Mike, I think that we could get much better at it. And we are -- right now we have been more focused on taking a list of names and going out and marketing other products in a sense to this list of customers.

Where I think in the long run financial services is going to evolve in addition to people being very good at that, and I think we've got a big jump on that one, is to another area where I think that we are in the early stages of developing, which is real solution selling on an inbound basis. With the advent of national brands, the growth of the Internet, and the nationalization of financial services, increasingly I think it all leads toward the dramatic growth of a lot of marketing on an inbound solution selling basis.

And one of the reasons that we bought eSmartloan.com is we felt that they had an electrifying, I mean it is pretty electrifying I found and I'm not exaggerating. We had to sit down and see their platform and how they do solution selling within the context of a smaller portfolio.

What I have seen with Hibernia, their ability to market multiple products in a great sales environment and eSmartloan and the ability to do solution selling on the Internet is those to us will be beacons as we transform ourselves over the years into being a great inbound solution selling company.

Question From Caller

With regard to the KeyBank auto portfolio acquisition, it seems you're going more in the direction of indirect auto lending. Can you kind of reconcile between the pros and cons of direct versus indirect?

Richard Fairbank - Capital One - Chairman & CEO

Yes, Scott. You know one thing that I'm a very big believer in, and I have learned this in many ways the hard way over the years, is to make sure to meet a market where it is. You know, we went in the Auto Finance business and we saw that 99 point something percent of the Auto Finance business was done on an indirect basis or through local banks. And so we entered -- we joined the market where it was.

We then built direct around the edges of that and have built the nation's leading direct Auto Finance play. But like with almost all the other businesses that we are dealing with right now, the direct marketing revolution is still an evolution that is -- years from now historians will look back and call it a revolution. But when you're living in the middle of it, it is still an evolution, and as this business consolidates, we want to be a consolidator not just a direct player, and there are tremendous growth opportunities in, in fact, being an indirect player.

So what we see out of the most -- probably, Scott, the best way to think about Capital One in the Auto Finance space is we have positioned ourselves to be an aggressive consolidator as not only the leader in the direct space but, in fact, really getting a leading position in the indirect space. And then we can be on both sides of the hedge so to speak as this industry gradually evolves more and more into a direct play.

Question From Caller

I was hoping you can talk a little bit about the tax rate. It came in a bit higher than what I was expecting, and what that should look like for the rest of the year? In addition, if you can comment on the continuing process going on in the UK regarding possible regulation of fees and the card business as a whole? Thanks.

Gary Perlin - Capital One - EVP & CFO

Craig, it is Gary. Let me start out on the tax rate for you. The full-year effective tax rate for 2004 was about 35%, and we are expecting that the full year effective tax rate for 2005 will be about the same.

There was a substantial amount of variability in that rate over the course of 2004 for a couple of reasons. As you know, with some tax planning, our rates started to come down midyear. We had to catch up in order to get the full-year effect of that, and it all hit in the fourth quarter or a large part of it hit in the fourth quarter when our net income level overall was down. And so that exaggerated the decline in the effective tax rate, which I tried to point out to you last time.

We are now back at the beginning of the year. We are looking at an effective tax rate for the whole year that looks to be perhaps about the same. And, therefore, as a result, you should expect to see a little less variability this year. So it really is a correction for some of the catchup that took place in 2004.

We are obviously continuing to look for opportunities to improve our effective tax rate. As we have, it has come down a couple hundred basis points over the last couple of years, and we will try and take advantage of that. But you won't necessarily see that on a quarter to quarter basis.

Gary Perlin - Capital One - EVP & CFO

Okay. And, Craig, with respect to the fees and regulations in the UK, we are monitoring that incredibly closely. We have not seen any new developments since we last talked about that theme. Obviously that is something that involves the entire industry and is certainly very important to us. But we don't have any recent developments to report.

Question From Caller

Thanks a lot. Actually I have two questions. How much in AAA issuance capacity do you have resulting from doing securitizations at the end of the quarter? And then, who do you see -- if you can, talk a little bit about this -- who do you see as the most ferocious competitor right now in the U.S. Card space?

Gary Perlin - Capital One - EVP & CFO

I will start with the securitization stockpile. As of the end of the quarter, we had issued enough BBB and A rated credit card ABS to issue our next $14.4 billion worth of U.S. Card securitization funding as AAA securities. That is about 18 months of planned issuance, which has been our target.

Just as a reminder or perhaps as an anticipation, post the acquisition of Hibernia we are looking to move that stockpile target down somewhat because we feel we will have multiple sources of assured access to the market. But for right now we are smack-dab on our target of about 18 months, about $14.5 billion.

Richard Fairbank - Capital One - Chairman & CEO

And I'm not sure that I would identify one most ferocious. I think you know when I look at the top seven players in the industry, of which we are one, when I look at all the other six, they all would deserve the label of ferocious and tough competitors these days. So I think that I will leave it at that.

Mike Rowen - Capital One - VP, IR

It looks like we have one more question in the queue, so last question, please.

Question From Caller

A question for you, Gary. The ROE at 24% is now substantially in excess of your target loan growth. I just wondered if you could comment on the implications of that to capital management over the long-term once you've got through the Hibernia acquisition, including in particular the implications for dividend policy and the potential for stock buyback?

Gary Perlin - Capital One - EVP & CFO

Sure, Howard. As we have been talking about, we have been building up our capital base. We feel that we are certainly more than adequately capitalized for the inherent risk in our business. And as you note, we will continue to be capital generative both as a Capital One stand-alone and Hibernia as well is capital generative. So together we will continue to be that way.

As you know, as a result of the Hibernia closing the schedule later in the year, the numbers that I shared with you at the time of the announcement of the transaction will be coming down to around 7% in terms of the tangible capital ratio by the end of this year, and that is still a comfortable place for us to be, but is also a base from which we would probably start to rebuild that capital ratio somewhat as we go through the course of 2006 and look for opportunities to deploy that capital in the best interests of the shareholders, and that means looking at all potential uses of that capital both to generate value long-term and to make sure that shareholders are receiving an appropriate return.

Mike Rowen - Capital One - VP, IR

Thank you for joining us on this conference call today, and thank you for your interest in Capital One. The Investor Relations staff will be here this evening to answer any follow-up questions you may have. Have a good evening.

Operator

And, ladies and gentlemen, that does conclude today's Capital One first-quarter 2005 earnings conference call. We do appreciate your participation, and you may disconnect at this time.